SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 25, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
(PUBLICLY TRADED COMPANY)
Corporate Taxpayer Registration: 02.570.688/0001 -70
Board of Trade: 53 3 0000581 - 8

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON APRIL 24th, 2008.

Date, Time and Venue:

On the 24th of April, 2008, at 10:20 p.m., at the offices of Brasil Telecom Participações S.A. (“BTP” or “Company”) located at Av. Presidente Wilson, 231 – 26th floor, in the city and state of Rio de Janeiro.

Call Notice:

Call notice issued pursuant to Article 26, sole paragraph of the Company’s Bylaws, through the resolutions of the last Board of Directors Meeting (Doc. 01).

Attendance:

The following members of the Company’s Board of Directors were present: Messrs. Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Mariana Sarmento Meneghetti, Ricardo Ferraz Torres and José Luiz Guimarães Junior. Also present was Mr. Darwin Corrêa, Legal Officer.

Presiding Board:

Chairman: Sergio Spinelli Silva Junior Secretary: Darwin Corrêa

Agenda:

1. Authorize the execution of the “Public Instrument of Transaction, Renunciation and Settlement” (“Instrument of Settlement”), to be executed by the Company and other Parties;

2. Approve the transaction related to the Highlake case, contemplated by the Instrument of settlement;

3. Deliberate on the convening of an Extraordinary Shareholders’ Meeting to be held by the Company to (a) approve the Instrument of Settlement within its scope of attributions, and (b) define and provide the instructions for the vote to be proffered by the Company at the Extraordinary Shareholders’ Meeting of Brasil Telecom S.A. to be convened in due course, in order to deliberate on the Instrument of Settlement.

Resolutions:

Prior to the initial analysis of the Agenda, the Board Members present unanimously approved the drawing up of the Minutes of this Board of Directors’ Meeting in the summarized form, by operation of law, permitting the presentation of votes and protests, which will be received by the Presiding Board and filed in the Company’s headquarters.

Next, the Chairman declared that he has received Brasil Telecom Participações’ Previous General Shareholders’ Meeting Minutes and Invitel S.A.’s (“Invitel”) Previous General Shareholders’ Meeting Minutes, held on April 23rd and 24th 2008 (Docs. 02 and 03), which contain the voting instruction to be followed at this meeting by the members of the Company’s Board of Directors elected on the nomination of Invitel.

The Legal Affairs Director, Darwin Corrêa, reiterated the terms of the presentation made at the Board of Directors’ Meeting held on April 22nd 2008, also referring to the contents of the Minutes of the Company’s Executive Board Meeting held on the same day, which recommended the approval of the Instrument of Settlement (Doc. 04), which is in the Company’s best interest. He added his understanding that the beneficial compensations agreed on behalf of the Company and Brasil Telecom S.A. in the Instrument of Settlement, inclusive those relative to Highlake case, are reasonable and sufficient in view of the current stage of the lawsuits in progress, the legal risks involved in the merit of the claims and the litigations’ maintenance costs. He also mentioned the legal opinions of external consultancies, which also support the favorable recommendations with respect to the Instrument of Settlement (Docs. 05 to 09).

The Legal Affairs Director Mr. Darwin Corrêa also mentioned that the subject matter contained in item 2 of the Agenda of this Meeting is within the competence of the Board of Directors, therefore the legal claims referring to the Highlake case extrapolate the area of authority of the Company’s Executive Board, pursuant to the Areas of Authority approved by this Board. The meeting also documented that the subject matter is not among those that depend on the previous authorization of the Meeting pursuant the General and Extraordinary Shareholders’ Meeting held on April 28th 2006.

The Board Members Mr. Sergio Spinelli Silva Junior and Mr Kevin Michael Altit clarified that they are impeded from voting the Agenda items, due to the fact that shareholder Citigroup Venture Capital International Brazil L.P. is simultaneously executing a settlement agreement with Opportunity shareholders, involving, among others, the Highlake case.

As for item 1 of the Agenda, the Meeting unanimously approved the Company’s Executive Board to execute the Instrument of Settlement, documenting the vote impediments of the Board Members Mr. Sergio Spinelli Silva Junior and Mr Kevin Michael Altit.

Next, as for item 2, the meeting unanimously approved the authorization by the Company’s Executive Board to be granted to Brasil Telecom S.A. for the carrying out of a transaction related to Highlake case, contemplated by the Instrument of Settlement, documenting the voting impediments of the Board Members Mr. Sergio Spinelli Silva Junior and Mr Kevin Michael Altit.

At last, with respect to item 3, the meeting unanimously discussed and approved, documenting the voting impediments of the Board Members Mr. Sergio Spinelli Silva Junior and Mr Kevin Michael Altit, the convening of an Extraordinary Shareholders’ Meeting to be held within the legal term, to deliberate on the following items:

a) Approve the settlements and transactions contemplated by the “Public Instrument of Transaction, Renunciation and Settlement” (“Instrument of Settlement”), executed with Telemar Norte Leste S.A., Opportunity Fund and Others, which depend on the approval of a General Meeting, also in compliance with the provisions contained in the Minutes of the Company’s General and Extraordinary Shareholders’ Meeting, held on April 28th 2006.
b) Define and provide instructions for the vote to be proffered by the Company at the Extraordinary Shareholders’ Meeting of Brasil Telecom S.A., to be held within the legal term, pursuant to the respective Call Notice.

Closure:

With no further business to discuss, the minutes of this Board of Directors Meeting were drafted, which were approved and signed by all present.

Rio de Janeiro, April 24th, 2008.

Sergio Spinelli Silva Junior	Darwin Corrêa
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.